May 14, 2007

Mr. Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

RE:	DPL Inc., File No. 1-9052
The Dayton Power and Light Company, File No. 1-2385
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 22, 2007

Dear Mr. Allegretto:

This letter is in response to your comment letter dated April 30, 2007 covering your review of the above-referenced DPL Inc. (DPL) and The Dayton Power and Light Company (DP&L) filing.

The Companies acknowledge that:

•                  the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The italicized paragraphs below set forth the staff’s comments followed by the Companies’ responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in our 2006 Annual Report on Form 10-K.

Staff Comment:  Form 10-K for Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations — DPL Inc., page 27

DPL Inc — Revenues, page 28

1.                   Please explain to us, and disclose in future filings, any inter-relationship between wholesale sales volume increases for the year ended December 31, 2006 and retail sales volume and heating and cooling degree days decreases.  Discuss whether decreases in retail demand give rise to increases in wholesale supply capacity and why such capacity can be sold in a down volume market.  Similarly, explain to us why the opposite occurred during the year ended December 31, 2005.

DPL Response to Question 1:

Retail customers, especially residential and commercial customers, consume more electricity on warmer and colder days. Therefore, DPL’s retail sales volume is impacted by the number of heating and cooling degree days occurring during a year.  For 2006, retail sales volume was down 423 GWH compared to 2005 primarily due to 2006 having 11% less heating degree days and 20% less cooling degree days than occurred during 2005. For 2005, retail sales volume was up 473 GWH compared to 2004 primarily due to 2005 having 4% more heating degree days and 39% more cooling degree days than occurred during 2004. Since DPL plans to utilize its internal generating capacity to supply its retail customers’ needs first, increases in retail demand will decrease the volume of internal generation available to be sold in the wholesale market and vice versa.

The wholesale market covers a multi-state area and settles on an hourly basis throughout the year. Factors impacting DPL’s wholesale sales volume each hour of the year include wholesale market prices, DPL’s retail demand, retail demand elsewhere throughout the entire wholesale market area, DPL plants’ availability, non-DPL plants’ availability to sell into the wholesale market and weather conditions across the multi-state region. DPL’s plan is to make wholesale sales when market prices allow for the economic operation of its generation facilities not being utilized to meet its retail demand.

The increase in DPL wholesale sales volume in 2006 compared to 2005 is partially due to its reduced 2006 retail sales volume but is also impacted by other factors such as those described above. Similarly, the decrease in wholesale volumes for 2005 compared to 2004 is partially due to 2005 having higher retail sales volume than 2004.

A similar explanation of this relationship will be added to future filings.

Consolidated Statements of Results of Operations, page 49

2.                   Please explain to us why you record gains realized from the sale of emission allowances in other income rather than as a component of operating income.  Additionally, please tell us where you classify cash inflows from the sale of these allowances on the statements of cash flows.

DPL Response to Question 2:

As described in Note 1 to the 2006 Consolidated Financial Statements, under Emission Allowances - “The excess/(shortfall) of the sales price over the weighted average cost for any emission allowances sold, less related fees, is recorded as a gain/(loss) in other income (deductions).”  We adopted this accounting policy for the following reasons:

•                  Our practice has been to only sell allowances on a limited basis after considering our power production requirements.

•                  Selling allowances is not a core or central part of our operations. We are not in the business of speculating in the emission allowance market; rather we sell these only sporadically as excess allowances are identified by our power production and commercial operations personnel.  We had no emission allowance sales during 2006 and recorded a $700,000 gain during the first quarter of 2007.

•                  The gains on the sale of emission allowances are not included in the determination of rates charged to customers since our generation business is not rate regulated.  Any returns are attributed to shareholders.

•                  In the absence of clear guidance, our view is that these infrequent sales are incidental to our business and thus should not be included in revenue from operations. We believe that this is consistent with the discussion in FASB Statement of Financial Accounting Concepts No. 6, Element of Financial Statements, paragraph 78 which states, “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”  We believe the sales result in nonoperating gains consistent with FASB Concepts paragraph 82 which provides, “Gains are increases in equity (net assets) from peripheral or incidental transactions…except those that result from revenues…” and paragraph 86, “Gains and losses may also be described or classified as ‘operating’ or ‘nonoperating,’ depending on their relation to an entity’s major ongoing or central operations...” (emphasis added).

Consistent with our accounting for emission allowances as inventory we have classified cash inflows from their sales with operating cash flows.  We believe this conclusion is consistent with the discussion in paragraph 21 of Statement of Financial Accounting Standard 95, Statement of Cash Flows which provides, “Operating activities include all transactions and other events that are not defined as investing or financing activities …”  We do not believe that a classification other than as operating cash flow is appropriate since we do not consider these transactions to represent the sale of financial instruments or the sale of property, plant and equipment or other productive assets.

Note 7.  Preferred Stock, page 79

3.                   In light of the dividend restrictions placed on DP&L, please explain to us in detail how you concluded that you are not required to provide Schedule I.  Refer to Rules 5-04 and 12-04 of Regulation S-X.

DPL Response to Question 3:

Rule 5-04 of Regulation S-X provides that the schedule required by Rule 12-04 of Regulation S-X must be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.  Under the terms of the dividend restriction described in Note 7 of the Notes to Consolidated Financial Statements, restrictions on DP&L distributions exceed 25% of DPL’s consolidated net assets as of December 31, 2006.

The schedule prescribed by Rule 12-04 of Regulation S-X is required to include certain condensed financial information.  Because our Form 10-K filing is a combined filing for both DPL and DP&L, it includes a full set of financial statements for DP&L, including the financial information required by Rule 12-04.  However, in future filings, we will include Schedule I and indicate that the information required to be disclosed thereon may be found in the accompanying DP&L Consolidated Financial Statements included in the Form 10-K.

In future filings, Schedule I will be included with the following disclosure:

Due to the terms of the DP&L dividend restriction described in Note 7 of the Notes to Consolidated Financial Statements, DPL is required to file Schedule I.  Because this is a combined filing for both DPL and DP&L, the financial information required by Schedule I may be found in the accompanying DP&L Consolidated Financial Statements included in this filing.

Note 9.  Stock-Based Compensation, page 83

4.                   In accordance with the disclosure requirements of SFAS 123R, please revise your stock-based compensation footnote as follows:

a.              Disclose the weighted-average grant-date fair value of options granted during 2004. This disclosure should be provided for each year in which an income statement is provided.  See paragraph A240.c(1) of SFAS 123R.

b.              Disclose the intrinsic value of options exercised during 2006, 2005, and 2004 and the fair value of shares vested during 2005 and 2004.  See paragraph A240.c(2) of SFAS 123R.

c.               Describe the method used to estimate volatility and disclose the weighted-average expected volatility when using a range of expected volatilities.  See paragraph A240.e(2)(b) of SFAS 123R.

d.              Disclose total compensation cost for share-based compensation arrangements, including the total recognized tax benefit related thereto, for 2005 and 2004.  See paragraph A240.g(1) of SFAS 123R.

DPL Response to Question 4:

a.               As disclosed in the 2004 and 2005 filed Form 10-Ks, the weighted-average grant-date fair value of options granted in 2004 was $4.23 per share.

b.              The intrinsic value of options exercised during 2006, 2005, and 2004 is $2.5 million, $5.7 million, and $0.0 million, respectively.  No options were exercised in 2004. The fair value of shares that vested during 2005 and 2004 was $20.7 million and $0.0 million, respectively.  No options vested during 2004.

c.               The Company’s expected volatility assumptions are based on the historical volatility of the Company’s stock. The volatility range captures the high and low volatility values for each award granted based on its specific terms. The weighted-average expected volatility was 14.7% for Stock Options and RSUs and 20.0% for Performance Shares.

d.              Total compensation costs recognized for share-based compensation arrangements for 2005 and 2004 were $2.6 million and $6.2 million, respectively. Total recognized tax benefits related to compensation cost for share-based compensation arrangements for 2005 and 2004 were $0.9 million and $2.4 million, respectively.

We have reviewed our footnote and believe that it provides meaningful and important information to the financial users; however, in future filings we will include the more detailed disclosure requested by this comment consistent with the information provided in responses 4a-d above.

Note 10.  Ownership of Facilities, page 87

5.                   For each interest in a jointly owned plant, please disclose the accumulated provision for depreciation and plant under construction.  Additionally, please clarify whether you include your share of direct expenses in the joint plants in the corresponding operating expense line items on the income statement.  See SAB Topic 10:C.

DPL Response to Question 5:

The table below includes the accumulated provision for depreciation, plant under construction and a clarification related to direct expenses:

	DP&L Share		DP&L Investment
			Gross Plant	Accumulated	Construction
		Production	In Service	Depreciation	Work in Progress
	Ownership (%)	Capacity (MW)	($ in millions)	($ in millions)	($ in millions)
Production Units:
Beckjord Unit 6	50.0	210	62	52	1
Conesville Unit 4	16.5	129	34	27	11
East Bend Station	31.0	186	198	128	0
Killen Station	67.0	428	427	249	99
Miami Fort Units 7&8	36.0	360	195	100	103
Stuart Station	35.0	839	383	201	139
Zimmer Station	28.1	365	1,045	547	5
Transmission (at varying percentages)			89	48	1

DPL’s share of operating costs associated with the jointly-owned generating facilities are included within the corresponding line on the Consolidated Statements of Results of Operations.

In future filings we will include the above table with its expanded disclosure.

As stated in Note 1 to the 2006 Consolidated Financial Statements, under Basis of Consolidation: “Undivided interests in jointly-owned generation facilities are consolidated on a pro-rata basis.”  We believe that this language indicates that our share of direct expenses in the joint plants is included in the corresponding operating expense line items on the Consolidated Statements of Results of Operations. However, in future filings we will include the direct expense clarification as shown in the table above.

Exhibits 31 and 32

6.                   In future filings please provide separate certifications for each registrant.

DPL Response to Question 6:

In future filings, we will provide separate Section 302 and Section 906 certifications for each registrant.

Respectfully Submitted,

/s/ Frederick J. Boyle
Frederick J. Boyle
Controller and Chief Accounting Officer

cc: John Lathrop - KPMG